                                                                Exhibit 10(c)
Selected Financial Information
                                               Years ended June 30
                                1998      1997      1996      1995      1994
-------------------------------------------------------------------------------
(in thousand, except per share amounts)
Income Statement Data:
Net sales                   $223,254  $224,733  $194,638  $180,252  $185,968
Cost of sales                214,453   213,733   190,173   159,149   148,320
-------------------------------------------------------------------------------
    Gross profit               8,801    11,000     4,465    21,103    37,648
Selling, general and
  administrative expenses     11,363     9,169     9,001    10,553    12,212
Other operating income
  (expense)                      100       370       159      (107)     (669)
-------------------------------------------------------------------------------
     Income (loss) from
          operations          (2,462)    2,201    (4,377)   10,443    24,767
Other income (loss), net         658       618     1,309    (4,225)      924
Interest expense              (1,887)  $(2,604)   (2,556)     (606)     (127)
-------------------------------------------------------------------------------
     Income (loss) before
        income taxes          (3,691)      215    (5,624)    5,612    25,564
Provision (credit) for
  income taxes                (1,455)       84    (2,218)    2,273     9,713
-------------------------------------------------------------------------------
Net Income (Loss)            $(2,236)     $131   $(3,406)   $3,339   $15,851
===============================================================================
Earnings (Loss) Per
  Common Share                $(0.23)    $0.01    $(0.35)    $0.34     $1.62
===============================================================================
Cash dividends per
  common share                                               $0.50     $0.50
Weighted average common
  shares outstanding           9,700     9,762     9,765     9,765     9,765
===============================================================================
Balance Sheet Data:
    Working capital          $39,825   $36,580   $37,113   $26,955   $21,951
    Total assets             161,978   165,330   172,785   176,749   168,146
    Long-term debt, less
      current maturities      25,536    29,933    40,933    38,908    25,000
    Stockholders' equity     106,325   108,561   109,222   112,628   114,173
===============================================================================

Midwest Grain Products, Inc. 1998 Annual Report pg. 17

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
===============================================================================

The following table sets forth items in the Company's consolidated statements of income expressed as percentages of net sales for the years indicated and the percentage change in the dollar amount of such items compared to the prior period:
                              Percentage of Net Sales         Percentage
                                Years Ended June 30       Increase (Decrease)
-------------------------------------------------------------------------------
                                                            Fiscal    Fiscal
                                                             1998      1997
                               1998     1997     1996     Over 1997 Over 1996
-------------------------------------------------------------------------------
Net sales                     100.0%   100.0%   100.0%         (.7)%   15.5%
Cost of sales                  96.1     95.1     97.7           .3     12.4
-------------------------------------------------------------------------------
Gross profit                    3.9      4.9      2.3        (20.0)   146.4
Selling, general
   and administrative expenses  5.1      4.1      4.6         23.9      1.9
Other operating income (loss)    .1       .2       .1        (73.0)   132.7
-------------------------------------------------------------------------------
Income (loss) from operations  (1.1)     1.0     (2.2)      (211.9)   150.3
Other income (expense)          (.6)     (.9)     (.6)        61.6     59.2
-------------------------------------------------------------------------------
Income before income taxes     (1.7)      .1     (2.8)    (1,616.7)   103.8
Provision (credit) for
  income taxes                  (.7)      .04    (1.1)    (1,832.1)   103.8
-------------------------------------------------------------------------------
Net income (loss)              (1.0)%     .06%   (1.7)%   (1,806.9)%  103.8%
===============================================================================

Fiscal 1998 Compared to Fiscal 1997
-----------------------------------

     The Company's net loss of $2,236,000 in fiscal 1998 represented a substantial decrease from the prior year's net income of $131,000. This decline was mainly due to the effects of increased wheat gluten production in the face of adverse market conditions, together with a steady drop in selling prices for the Company's alcohol products.

     Massive imports of artificially-priced gluten from the European Union (E.U.) continued to place severe competitive pressures on the Company throughout the year. The decision to raise production levels was made to prepare to meet increased customer demand based on expectations of government action to create a more fair and stable competitive environment.

     On June 1, the White House implemented a three-year quota on imports of foreign wheat gluten following a unanimous recommendation from the United States International Trade Commission (ITC). The White House additionally announced that international negotiations would be pursued to address the underlying cause of the increase in imports of wheat gluten, particularly from the E.U., or to otherwise alleviate injury to the domestic industry.

                         Midwest Grain Products, Inc. 1998 Annual Report pg. 18

                                       Management Discussion and Analysis
-------------------------------------------------------------------------------

     During the first year of implementation, the quota will restrict wheat gluten imports to 126 million pounds, a reduction of approximately 30% compared to the amount of gluten imported by the United States during the Company's 1998 fiscal year. In each of the two following years, imports will be allowed to increase by 6%. Within the quota, separate quotas for the E.U., Australia and all other non-excluded countries were assessed, "taking into account the disproportional growth and the impact of imports of wheat gluten from the European Union," according to the ITC's recommendation. Countries excluded from the quota are Canada, Mexico, Israel and the beneficiary countries of the Caribbean Basin Economic Recovery Act or the Andean Trade Preferences Act.

     The quota is consistent with the type of remedy requested by the Company and the Wheat Gluten Industry Council (WGIC) of the U.S. That request was made in a petition that was filed by the WGIC on September 19, 1997 under Section 201 of the Trade Act of 1974. The petition was filed on the grounds that the U.S. wheat gluten industry has been seriously injured by the surge in low-priced wheat gluten imports from the E.U. Profits from their highly subsidized and protected wheat starch business have allowed E.U. producers to unload huge surpluses of wheat gluten, a co-product, in the U.S. market at prices below U.S. production costs. This has forced domestic producers to drastically under-utilize production capacities and relinquish sizeable percentages of market share.

     The Company expects the import quota to help establish a more level playing field in the U.S. wheat gluten market by offsetting lopsided trade advantages provided by the E.U. to E.U. producers. As a result, the Company began increasing gluten production levels, particularly in the second half of fiscal 1998, to effectively supply future customer needs. In addition, the Company has intensified efforts to develop and market modified wheat gluten products in niches that will be less affected by foreign competition.

     The Company's production of food grade alcohol for beverage and industrial applications declined in fiscal 1998 compared to the prior year due to a decline in demand. The production of fuel grade alcohol, on the other hand, increased compared to fiscal 1997 as the result of greater utilization of distillery capacity at the Company's Pekin, Illinois plant. Prices for all of the Company's alcohol products decreased compared to the prior year's levels. Due partially to the effects of lower costs for corn and milo, the principal raw materials used in the Company's alcohol production process, prices for food grade alcohol decreased. Seasonal factors and increased supplies of alcohol throughout the industry also contributed to this decline. The fall in fuel alcohol prices was caused principally by a downturn in gasoline prices. As the result of the rise in total alcohol production, unit sales of distillers feed, the principal by-product of the distillation process, also grew compared to a year ago. However, prices for this product declined also, contributing to the Company's total earnings decrease.

     Conditions in the Company's premium wheat starch market remained favorable in fiscal 1998, resulting in increased production. The largest percentage of this increase occurred in the production of non-modified wheat starch, which generally is sold at a lower value than the Company's modified and specialty varieties. As a result, the average per unit sales price for wheat starch during the year was down compared to the prior year. Lower raw material costs for wheat, however, partially offset the reduced selling price.

     With consistently lower grain costs, improved conditions in the wheat gluten market, a realization of stable energy costs and improved production efficiencies, the Company expects to strengthen its competitive abilities and improve profitability going forward.

     Net sales in fiscal 1998 were down approximately $1.5 million compared to sales in fiscal 1997. The

Midwest Grain Products, Inc. 1998 Annual Report pg. 19

                                        Management's Discussion and Analysis
-------------------------------------------------------------------------------

decrease  resulted mainly from lower selling prices for all principal  products.

     The realization of higher fuel alcohol unit sales occurred from increased utilization of distillery capacity at the Company's Pekin, Illinois plant. This volume increase, however, was offset by a decline in selling prices, which tracked falling gasoline prices. Sales of food grade alcohol for beverage and industrial applications during the year were down compared to sales for the prior year. This was due to decreases in both unit sales and average prices. The lower prices reflected both a decline in demand and a reduction in raw material prices for corn and milo. Sales of distillers feed, a by-product of the alcohol production process, fell slightly as lower sales prices offset an increase in total units sold.

     Wheat gluten sales were higher than sales in fiscal 1997 as the Company increased production in preparation for satisfying market requirements resulting from the expected realization of a fair competitive environment. A decrease in wheat gluten selling prices compared to the prior year, however, offset the increased volume. Sales of wheat starch decreased modestly compared to fiscal 1997, as higher unit sales were largely offset by lower selling prices. The reduced selling prices resulted principally from a higher proportion of wheat starches being sold for non-specialty, commodity-type applications.

     The cost of sales in fiscal 1998 increased by approximately $720,000 compared to the cost of sales in fiscal 1997. This occurred primarily as the result of higher raw material, energy, and maintenance and repair costs associated with increased production volumes.

     In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce the risk of future grain price increases. These contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and as related products are sold. For fiscal 1998, raw material costs included a net income of $243,000 on contracts settled during the year compared to a net loss of $1,877,000 for fiscal 1997.

     Selling, general and administrative expenses in fiscal 1998 increased by approximately $2.2 million above selling, general and administrative expenses in fiscal 1997 due mainly to employee-related costs. The largest portion of those costs resulted from the termination of the Atchison plant union revised retirement plan to fund a newly established 401K plan for those same employees. The increase also resulted from the addition of research and marketing personnel, together with higher costs related to research and promotional activities, to strengthen the Company's development and sales of value-added specialty products made from wheat.

     The  consolidated  effective income tax rate is consistent for all periods.

     The  general  effects  of  inflation  were  minimal.

     As the result of the foregoing factors, the Company experienced a net loss of $2,236,000 in fiscal 1998 compared to net income of $131,000 in fiscal 1997.

Fiscal 1997 Compared to Fiscal 1996
-----------------------------------

     The Company's net income of $131,000 in fiscal 1997 was a sizeable improvement over the prior year's net loss of $3,406,000. A greater improvement was prevented by the intensification of competitive pressures in the Company's vital wheat gluten market. Higher than normal energy costs from late fall through late winter, and a surge in competition in the food grade alcohol markets in the third quarter affected the

Midwest Grain Products, Inc. 1998 Annual Report pg.20

                                        Management's Discussion and Analysis
-------------------------------------------------------------------------------

Company's alcohol production. In addition, while average prices for the Company's principal raw materials, namely wheat, corn and milo, were below the exceptionally high levels experienced in the prior fiscal year, they remained well above what traditionally have been considered normal price levels. The increased energy costs, which the Company began experiencing midway through the second quarter, resulted from a significant jump in natural gas prices due to periods of extreme cold weather throughout much of the U.S. During the latter part of the third quarter, those prices returned to more normal levels, allowing the Company to realize improved energy cost efficiencies.

     Conditions in the wheat gluten market were adversely affected by increased competition from the European Union (E.U.), whose exports of subsidized gluten to the United States continued at record levels. As a result, the Company was unable to adjust the selling price of its gluten enough to effectively offset production costs.

     While conditions in the Company's alcohol markets generally remained healthy in fiscal 1997, prices for food grade and fuel grade alcohol declined through the year from their first quarter highs. This primarily was due to the effects of falling prices for corn and milo, the principal raw materials used in the Company's alcohol production process. A drop in beverage alcohol prices in the third quarter additionally was due to increased competition resulting from the start-up of new distillation capacities throughout the industry. Increased supplies of fuel grade alcohol caused a reduction in selling prices in that market as well during the third quarter. Demand for each type of alcohol produced by the Company increased in the fourth quarter, raising unit sales substantially and causing prices to stabilize somewhat. As the result of increased alcohol production in fiscal 1997, unit sales of distillers feed, the principal by-product of the distillation process, grew significantly in fiscal 1997 compared to fiscal 1996.

     Demand for the Company's premium wheat starch was solid throughout fiscal 1997, resulting in increased utilization of capacity at Midwest Grain's Pekin, Illinois plant, where a new starch production facility was completed in the first quarter of fiscal 1996.

     Net sales in fiscal 1997 were approximately $30.1 million higher than net sales in fiscal 1996. The increase principally resulted from increased unit sales of most of the Company's principal products. The lower sales in fiscal 1996 were partially caused by reduced production resulting from an extended maintenance and repair shutdown at the Company's Pekin, Illinois plant during the entire month of June.

     Sales of all alcohol increased by aproximately 20% over fiscal 1996 mainly as the result of higher unit sales and higher prices for the Company's food grade industrial alcohol and fuel grade alcohol. Sales of distillers feed, the principal by-product of the alcohol process, rose by approximately 21%, due mainly to higher production and sales of alcohol and an improvement in the selling price compared to the prior year.

     Sales of vital wheat gluten were approximately even with sales in fiscal 1996, as the Company continued to minimize gluten production in the face of greatly increased competition from European Union producers. Sales of the Company's premium wheat starch grew approximately 14% above sales in fiscal 1996 as the result of greater unit sales and a modest price improvement.

     The cost of sales in fiscal 1997 increased by approximately $23.6 million above the cost of sales in fiscal 1996. This occurred partially as the result of a $16.7 million rise in raw material costs for grain, as more grain was required to satisfy increased production needs. In addition, the Company experienced a jump of approximately $4.7 million in

Midwest Grain Products, Inc. 1998 Annual Report pg. 21

                                        Management's Discussion and Analysis
-------------------------------------------------------------------------------

energy costs due principally to higher than normal prices for natural gas during the second and third quarters, and a rise of approximately $1.2 million in maintenance and repair costs. The remainder of the increase in the total cost of sales compared to fiscal 1996 was mainly attributable to costs associated with increased product sales, principally in the food grade alcohol area.

     Selling, general and administrative expenses in fiscal 1997 were approximately even with selling, general and administrative expenses the prior year. This principally was the result of the continuation of an intense cash management program which was implemented in fiscal 1996 and included reductions in compensation as well as in costs for management and employee incentive programs.

     The consolidated effective income tax rate was consistent for all periods. The general effects of inflation were minimal.

     As the result of the foregoing factors, the Company experienced net income of $131,000 in fiscal 1997 compared to a net loss of $3,406,000 in fiscal 1996.

Quarterly Financial Information
===============================================================================

Generally, the Company's sales have not been seasonal except for variations affecting fuel grade alcohol, beverage alcohol and gluten sales. In recent years, demand for fuel grade alcohol has tended to increase during the fall and winter to satisfy clean air standards during those periods. Beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season, while gluten sales tend to increase during the second half of the fiscal year as demand increases for hot dog buns and similar bakery products. The Company may experience more significant fluctuations in quarterly sales during the next two years due to the annual quotas on gluten imports if exporters to the United States do not pro rate shipments throughout the year. The following table shows quarterly information for each of the years ended June 30, 1998 and 1997.



                                           Quarter Ending
                     Sept. 30      Dec. 31    March 31     June 30      Total
-------------------------------------------------------------------------------

(in thousands, except per share amounts)

Fiscal 1998
-------------------------------------------------------------------------------
   Sales              $57,623     $55,847     $53,310     $56,474   $223,254
   Gross profit         2,611       3,819       2,319          52      8,801
   Net income (loss)     (235)        107        (438)     (1,670)    (2,236)
   Earnings (loss)
     per share           (.02)        .01        (.05)       (.17)      (.23)

Fiscal 1997
-------------------------------------------------------------------------------
   Sales              $53,173     $55,249     $54,449     $61,862   $224,733
   Gross profit         2,063       4,889       2,474       1,574     11,000
   Net income (loss)     (346)      1,205           3        (731)       131
   Earnings (loss)
     per share           (.04)         .12         .00       (.08)       .01
===============================================================================
Midwest Grain Products, Inc. 1998 Annual Report pg. 22

                                     Management Discussion and Analysis
===============================================================================

Market Risk
------------------------------------------------------------------------------

     The Company produces its products from wheat, corn and milo and, as such, is sensitive to changes in commodity prices. Grain futures and/or options are used as a hedge to protect against fluctuations in the market. The table below provides information about the Company's inventory and futures contracts that are sensitive to changes in grain prices. For inventory, the table presents the carrying amount and fair value at June 30, 1998. For futures contracts, the table presents the notional amounts in bushels, the weighted average contract prices, and the total dollar contract amounts by expected maturity dates. Contract amounts are used to calculate the contractual payments and quantity of corn to be exchanged under the futures contracts.

                                                     As of June 30, 1998
-------------------------------------------------------------------------------
                                              Carrying Amount      Fair Value
-------------------------------------------------------------------------------
(in thousands)
Inventories
  Corn                                                 $1,205          $1,222
  Milo                                                    579             613
  Wheat                                                 1,320           1,320
-------------------------------------------------------------------------------
                                            Expected Maturity      Fair Value
-------------------------------------------------------------------------------
Contracts
  Corn futures (long)
     Contract volumes (bushels)                   3.6 million
     Price per bushel                                   $2.66
     Contract amount                             $9.6 million    $9.3 million
  Wheat options (long)
     Contract volumes (bushels)                   2.0 million
     Price of option per bushel                         $0.20
     Contract amount                                 $400,000        $320,000
  Wheat options (short)
     Contract volumes (bushels)                   2.0 million
     Price of option per bushel                       $0.1375
     Contract amount                                 $275,000        $150,000
===============================================================================

Midwest Grain Products, Inc. 1998 Annual Report pg. 23

                                     Management's Discussion and Analysis
===============================================================================

Liquidity and Capital Resources
===============================================================================

The following table is presented as a measure of the Company's liquidity and financial condition:
-------------------------------------------------------------------------------
                                                                June 30
                                                         1998            1997
-------------------------------------------------------------------------------
(in thousands)

Cash and cash equivalents                              $4,723          $6,005
Working capital                                        39,825          36,580
Amounts available under lines of credit                30,000          29,000
Notes payable and long-term debt                       28,896          30,933
Stockholders' equity                                  106,325         108,561
===============================================================================

     During fiscal 1998, the Company generated a positive cash flow from operations, which was used to reduce its debt and partially pay for capital additions. Working capital also improved. Short-term liquidity has been impacted by higher inventory requirements to prepare to satisfy customer needs for wheat gluten resulting from an eventual reduction in import supplies. The Company anticipates even higher inventory levels during the first half of 1999 to meet customer needs.

     At June 30, 1998, the Company had $4.4 million committed to improvements and replacements of existing equipment.

     Since 1996, the Company has recognized the need to ensure its operations will not be adversely impacted by Year 2000 software failures. New hardware and software has been acquired and installed for the core financial applications. All core financial modules, except order entry, have been tested successfully. The order entry module is in final modification and testing. The total costs incurred to date approximate $200,000. Conversion to the new system is expected to be completed during fiscal 1999. The Company expects no additional significant costs to achieve Year 2000 compliance for these applications. Due to the stage of completion and testing of these applications, as well as the non-complexity of the systems, the Company fully anticipates being compliant far in advance of December 31, 1999.

     The company also has surveryed its plant operations to determine which electrical and other instrumentation equipment relies on date sensitive software and hardware. For those applications which have been identified, the Company has received bids to modify the equipment. In some cases, testing of certain equipment has already been completed. The cost to convert and test the identified processes is expected to be less than $100,000. The Company anticipates having the conversions completed and tested during fiscal 1999. Should these conversions not be completed on a timely basis, the Company would be able to produce all products except specialty and modified wheat glutens and starches.

     The Company is also in the process of surveying key vendors and customers regarding their abilities to achieve the Year 2000 compliance. Initial results of the surveys indicate these companies are knowledgeable of Year 2000 issues and are in the process of complying or have already complied.

     The Company continues to maintain a strong working capital position and a low debt-to-equity ratio, while generating strong earnings before interest, taxes and depreciation. Management believes this strong financial position and available lines of credit will allow the Company to effectively supply the increased customer needs for vital wheat gluten when foreign quotas are reached, as well as its other products.

Forward-Looking Information
===============================================================================

This report contains forward-looking information. Forward-looking statements are identified by or are associated with such words as "intend", "believe," "expect," "anticipate," "hopeful," "should," "may," and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors including those relating to grain prices, gasoline prices, energy costs, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

Midwest Grain Products, Inc. 1998 Annual Report pg. 24

Independent Accountant's Report
-------------------------------------------------------------------------------


Board of Directors and Stockholders
Midwest Grain Products, Inc.
Atchison, Kansas

     We have audited the accompanying consolidated balance sheets of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                                       s/Baird, Kurtz & Dobson
                                                          BAIRD, KURTZ & DOBSON

Kansas City, Missouri
August 4, 1998

Midwest Grain Products, Inc. 1998 Annual Report pg. 25

Financial Review
===============================================================================

Consolidated Statements of Operations
Years Ended June 30, 1998, 1997 and 1996
===============================================================================
                                                  1998       1997       1996
-------------------------------------------------------------------------------
(in thousands, except per share amounts)

Net sales                                     $223,254   $224,733   $194,638
Cost of sales                                  214,453    213,733    190,173
-------------------------------------------------------------------------------
Gross profit                                     8,801     11,000      4,465
Selling, general & administrative expenses      11,363      9,169      9,001
-------------------------------------------------------------------------------
                                                (2,562)     1,831     (4,536)
Other operating income                             100        370        159
-------------------------------------------------------------------------------
Income (loss) from operations                   (2,462)     2,201     (4,377)
Other income (loss), net                           658        618      1,309
Interest expense                                (1,887)    (2,604)    (2,556)
-------------------------------------------------------------------------------
Income (loss) before income taxes               (3,691)       215     (5,624)
Provision (credit) for income taxes             (1,455)        84     (2,218)
-------------------------------------------------------------------------------
Net income (loss)                              $(2,236)      $131    $(3,406)
===============================================================================
Earnings (loss) per common share                $(0.23)     $0.01     $(0.35)
===============================================================================

See Notes to Consolidated Financial Statements

Midwest Grain Products, Inc. 1998 Annual Report pg. 26

                                                      Financial Review
===============================================================================
 Consolidated Balance Sheets
 June 30, 1998 and 1997
-------------------------------------------------------------------------------
                                                                 1998      1997
-------------------------------------------------------------------------------
(in thousands)
Assets
Current Assets
   Cash and cash equivalents                                  $4,723     $6,005
   Receivables (less allowance for doubtful accounts;
      1998 and 1997-$285)                                     26,369     26,276
   Inventories                                                20,430     15,000
   Prepaid expenses                                              753        988
   Deferred income taxes                                       2,343      1,688
   Income taxes receivable                                     1,334        227
-------------------------------------------------------------------------------
Total Current Assets                                          55,952     50,184
-------------------------------------------------------------------------------
Property & equipment, at cost                                218,590    213,813
   Less accumulated depreciation                             112,976     99,099
-------------------------------------------------------------------------------
Property & equipment, net                                    105,614    114,714
-------------------------------------------------------------------------------
Other assets                                                     412        432
-------------------------------------------------------------------------------
Total Assets                                                $161,978   $165,330
===============================================================================
Liabilities and Stockholders' Equity
Current Liabilities
   Notes payable                                              $1,000     $1,000
   Current maturities of long-term debt                        2,360
   Accounts payable                                            9,072      8,196
   Accrued expenses                                            3,695      4,408
-------------------------------------------------------------------------------
      Total Current Liabilities                               16,127     13,604
-------------------------------------------------------------------------------
Long-term debt                                                25,536     29,933
-------------------------------------------------------------------------------
Post-retirement benefits                                       6,520      6,245
-------------------------------------------------------------------------------
Deferred income taxes                                          7,470      6,987
-------------------------------------------------------------------------------
Stockholders' equity
   Capital stock
      Preferred, 5% non-cumulative, $10 par value; authorized
      1,000 shares; issued and outstanding 437 shares              4          4
      Common, no par; authorized 20,000,000 shares;
        issued 9,765,172 shares                                6,715      6,715
   Additional paid-in capital                                  2,485      2,485
   Retained earnings                                          97,913    100,149
-------------------------------------------------------------------------------
                                                             107,117    109,353
Treasury stock, at cost
   Common; 65,000 shares                                        (792)      (792)
-------------------------------------------------------------------------------
Total stockholders' equity                                   106,325    108,561
-------------------------------------------------------------------------------
Total liabilities and stockholders' equity                  $161,978   $165,330
===============================================================================
See Notes to Consolidated Financial Statements
Midwest Grain Products, Inc. 1998 Annual Report pg. 27

Financial Review
===============================================================================

Consolidated Statements of Stockholders' Equity
  Years Ended June 30, 1998, 1997 and 1996
===============================================================================
                                       Additional
                     Preferred  Common  Paid-In  Retained  Treasury
                         Stock   Stock  Capital  Earnings    Stock     Total
-------------------------------------------------------------------------------
(in thousands)

Balance, June 30, 1995      $4  $6,715   $2,485  $103,424           $112,628
1996 net loss                                      (3,406)            (3,406)
-------------------------------------------------------------------------------
Balance, June 30, 1996       4   6,715    2,485   100,018            109,222
Purchase of treasury stock                                  $(792)      (792)
1997 net income                                       131                131
-------------------------------------------------------------------------------
Balance, June 30, 1997       4   6,715    2,485   100,149    (792)   108,561
1998 net loss                                      (2,236)            (2,236)
-------------------------------------------------------------------------------
Balance, June 30, 1998      $4  $6,715   $2,485  $ 97,913   $(792)  $106,325
===============================================================================

See Notes to Consolidated Financial Statements

Midwest Grain Products, Inc. 1998 Annual Report pg. 28

Financial Review
===============================================================================

Consolidated Statements of Cash Flows
  Years Ended June 30, 1998, 1997 and 1996
===============================================================================
                                                      1998     1997     1996
-------------------------------------------------------------------------------
(in thousands)

Cash Flows From Operating Activities
   Net income (loss)                                $(2,236)    $131  $(3,406)
   Items not requiring (providing) cash:
      Depreciation                                   13,892   14,041   13,854
      Gain on sale of assets                             (2)     (18)     (41)
      Deferred income taxes                            (172)     236      611
Changes in:
      Accounts receivable                               (93)  (7,911)   3,185
      Inventories                                    (5,430)   4,913   (5,223)
      Accounts payable                                  847    1,578        4
      Income taxes (receivable) payable              (1,107)   2,836     (725)
      Other                                            (183)     618   (1,238)
-------------------------------------------------------------------------------
   Net cash provided by operating activities           5,516  $16,424    7,021
-------------------------------------------------------------------------------
Cash Flows From Investing Activities
   Additions to property & equipment                  (4,765)  (3,491)  (5,516)
   Proceeds from sale of equipment                         4      105       71
   Proceeds from notes receivable                                          919

-------------------------------------------------------------------------------
   Net cash used in investing activities              (4,761)  (3,386)  (4,526)
-------------------------------------------------------------------------------
Cash Flows From Financing Activities
   Purchase of treasury stock                                    (792)
   Principle payments on long-term debt               (2,037  (10,000)
   Proceeds from issuance of long-term debt                              2,025
   Dividends paid                                                       (1,221)
-------------------------------------------------------------------------------
   Net cash provided by (used in) financing
      activities                                      (2,037) (10,792)     804
-------------------------------------------------------------------------------
Increase (Decrease) in Cash & Cash Equivalents        (1,282)   2,246    3,299
Cash & Cash Equivalents, Beginning of Year             6,005    3,759      460
-------------------------------------------------------------------------------
Cash & Cash Equivalents, End of Year                  $4,723   $6,005   $3,759
===============================================================================

See Notes to Consolidated Financial Statements

Midwest Grain Products, Inc. 1998 Annual Report pg. 29

Notes to Consolidated Financial Statements
===============================================================================
Note 1: Nature of Operations and Summary of Significant Accounting Policies

     Nature of Operations. The activities of Midwest Grain Products, Inc. and its subsidiaries consist of production of vital wheat gluten and specialty wheat proteins, premium wheat starch, alcohol products and flour mill products. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. Through its wholly-owned subsidiaries, the Company operates in Atchison, Kansas and Pekin, Illinois (Midwest Grain Products of Illinois, Inc.). Additionally, Midwest Grain Pipeline, Inc., another wholly-owned subsidiary, supplies natural gas to the Company's Atchison plant.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation. The consolidated financial statements include the accounts of Midwest Grain Products, Inc. and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Inventories. Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method. In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, Midwest Grain Products, Inc. enters into commodity contracts to reduce the risk of future grain price increases. These contracts, including those terminated early, are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of product cost when contract positions are settled and as related products are sold. If grain requirements fall below anticipated needs and open contract levels, then gains and losses are recognized immediately for the excess open contract levels. At June 30, 1998, Midwest Grain Products, Inc. had entered into contracts hedging future wheat and corn prices through the second quarter of fiscal 1999.

     Property and Equipment. Depreciation is computed using both straight-line and accelerated methods over the following estimated useful lives:

   Buildings and improvements      20-30 years
   Transportation  equipment         5-6 years
   Machinery  and equipment        10-12 years

     The Company capitalizes interest costs as a component of construction in progress, based on the weighted average rates paid for long-term borrowing. Total interest incurred each year was:

                                                 Years Ended June 30,
                                                  1998   1997   1996
-------------------------------------------------------------------------------
(in thousands)
Interest  costs  capitalized                                   $  364
Interest costs charged to expense              $1,887  $2,604   2,556
-------------------------------------------------------------------------------
                                               $1,887  $2,604  $2,920
===============================================================================

     Earnings Per Common Share. Earnings per common share data is based upon the weighted average number of common shares totaling 9,700,172 at June 30, 1998, 9,761,967 at June 30, 1997 and 9,765,172 at June 30, 1996. The effect of employee stock options, which were the only potentially dilutive securities held by the Company, was anti-dilutive at June 30, 1998.

     Cash Equivalents. The Company considers all liquid investments with maturities of three months or less to be cash equivalents.

     Income Taxes. Deferred tax liabilities and assets are recognized for the tax effect of the differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Midwest Grain Products, Inc. 1998 Annual Report pg. 30

Notes to Consolidated Financial Statements

                                 Notes to Consolidated Financial Statements
===============================================================================

Note 2: Inventories
   Inventories consist of the following:
                                                                 June 30,
                                                             1998       1997
-------------------------------------------------------------------------------
(in thousands)
Whiskey, alcohol and spirits                               $6,884     $4,017
Unprocessed grain                                           6,398      5,803
Operating supplies                                          3,554      3,105
Gluten                                                      2,382        757
By-products and other                                       1,212      1,318
-------------------------------------------------------------------------------
                                                          $20,430    $15,000
===============================================================================

Note 3: Property and Equipment

     Property and equipment  consists of the  following:

                                                                June 30,
                                                             1998       1997
-------------------------------------------------------------------------------
(in thousands)

Land,  buildings and  improvements                        $17,411    $17,411
Transportation equipment                                    1,180      1,081
Machinery and equipment                                   196,903    193,923
Construction in progress                                    3,096      1,398
-------------------------------------------------------------------------------
                                                          218,590    213,813
Less  accumulated  depreciation                           112,976     99,099
-------------------------------------------------------------------------------
                                                         $105,614   $114,714
===============================================================================

Note 4: Accrued  Expenses

    Accrued expenses consist of the  following:

                                                              June 30,
                                                           1998        1997
-------------------------------------------------------------------------------
(in  thousands)

Excise  taxes                                             $ 239       $ 642
Employee  benefit  plans (Note 10)                          973         768
Salaries  and wages                                         784         963
Property taxes                                              525         593
Insurance                                                   454         723
Interest                                                    696         696
Other  expenses                                              24          23
-------------------------------------------------------------------------------
                                                         $3,695      $4,408
===============================================================================

Note 5: Long-Term Debt Long-term debt consists of the following:
                                                                June 30,
                                                           1998       1997
-------------------------------------------------------------------------------
(in thousands)

Senior notes payable                                    $25,000    $25,000
Line of credit                                            2,000      4,000
Other                                                       896        933
-------------------------------------------------------------------------------
                                                         27,896     29,933
Less current maturities                                   2,360
-------------------------------------------------------------------------------
Long-term portion                                       $25,536    $29,933
===============================================================================

     The unsecured senior notes payable are payable in annual installments of $2,273,000 from 1999 through 2008 with the final principal payment of $2,270,000 due in 2009. Interest is payable semiannually at 6.68% per annum for the fifteen-year term of the notes.

     At June 30, 1998, the Company had a $27 million unsecured revolving line of credit expiring on November 1, 1999, with interest at 1% below prime on which there was $2.0 million and $4.0 million in borrowings at June 30, 1998 and 1997, respectively. All other terms remain the same. The Company had three additional lines of credit totaling $6.0 million expiring on dates through April 30, 1999, with interest rates varying from prime to 1% below prime on which there were $1.0 million in borrowings at both June 30, 1998 and 1997.

     In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $78 million and a debt service coverage ratio of 1.5 to 1.

     The fair value of the senior notes payable, based upon the borrowing rate of 7.10% at June 30, 1998, was $24,700,000.

     Aggregate annual maturities of long-term debt at June 30, 1998 are as follows:

(in thousands)

1999                                               $ 2,360
2000                                                 4,433
2001                                                 2,422
2002                                                 2,273
2003                                                 2,273
Thereafter                                          14,135
-------------------------------------------------------------------------------
                                                   $27,896
===============================================================================

Midwest Grain Products, Inc. 1998 Annual Report pg. 31

Notes to Consolidated Financial Statements

Note 6: Income Taxes

     The  provisions  (credit) for income  taxes is comprised of the  following:

                                                   Years  Ended  June 30,
                                                   1998    1997    1996
-------------------------------------------------------------------------------
(in  thousands)

Income  taxes  currently
   payable (receivable)                          $(1,627) $(152) $(2,829)
Income taxes deferred                                172    236      611
-------------------------------------------------------------------------------
                                                 $(1,455) $  84  $(2,218)
===============================================================================

     The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:
                                                             June  30,
                                                           1998    1997
-------------------------------------------------------------------------------
(in thousands)

Deferred  tax  assets:
     Accrued  employee  benefits                          $  101  $  110
     Post-retirement  liability                            2,543   2,436
     Insurance  accruals                                     578     831
     Federal operating loss  c
        arryforwards                                         828
     State  operating loss  carryforwards                    826     447
     Alternative  minimum  tax                             1,644     723
     Other                                                   504     383
-------------------------------------------------------------------------------
                                                           7,024   4,930
-------------------------------------------------------------------------------
Deferred  tax liabilities:
     Accumulated   depreciation                          (11,823)  (9,860)
     Deferred  gain  on
        involuntary   conversion                            (328)    (369)
-------------------------------------------------------------------------------
                                                        $(12,151)$(10,229)
-------------------------------------------------------------------------------
Net  deferred  tax liability                            $ (5,127)$ (5,299)
===============================================================================

     The above net deferred tax liability is presented on the consolidated balance sheets as follows:
                                                               June 30,
                                                            1998      1997
-------------------------------------------------------------------------------
(in  thousands)

Deferred  tax asset-current                              $ 2,343   $ 1,688
Deferred tax  liability-long-term                         (7,470)   (6,987)
-------------------------------------------------------------------------------
Net deferred tax liability                               $(5,127)  $(5,299)
===============================================================================

     No  valuation  allowance  has been  recorded  at June 30,  1998 or 1997.

     A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision (credit) included in the accompanying consolidated statements of operations is shown below:

                                                       Years Ended June 30,
                                                       1998   1997    1996
-------------------------------------------------------------------------------
(in thousands)

"Expected"  provision(credit)
     at federal statutory rate (34%)                $(1,255)  $73   $(1,912)
Increases (decreases)
     resulting from:
       Effect of state income taxes                   (195)     9      (236)
     Other                                              (5)     2       (70)
-------------------------------------------------------------------------------
Provision  (credit)  for income  taxes             $(1,455)   $84   $(2,218)
===============================================================================

Note 7: Capital Stock

     The Common Stock is entitled to elect four out of the nine members of the Board of Directors, while the Preferred Stock is entitled to elect the remaining five directors. Holders of Common Stock are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of Common Stock adversely.

Midwest Grain Products, Inc. 1998 Annual Report pg. 32

Notes to Consolidated Financial Statements

Note 8: Other Operating Income (Expense)

Other operating income (expense) consists of the following: :

                                                       Years Ended June 30,
                                                     1998      1997      1996
-------------------------------------------------------------------------------
(in thousands)

Truck operations                                    $ (95)     $342     $136
Warehousing and
  storage operations                                    6       (13)     (32)
Miscellaneous                                         (11)       41       55
-------------------------------------------------------------------------------
                                                     $100      $370     $159
===============================================================================

Note 9: Energy Commitment

     During fiscal 1995, the Company negotiated a fifteen-year agreement to purchase steam heat and electricity from a utility for its Illinois operations. Steam heat is being purchased for a minimum monthly charge of $114,000, with a declining fixed charge for purchases in excess of the minimum usage. Electricity purchases will occur at fixed rates through May 31, 2002. In connection with the agreement, the Company leased land to the utility company for 15 years so it could construct a co-generation plant at the Company's Illinois facility. The Company has also agreed to reimburse the utility for the net book value of the plant if the lease is not renewed for an additional 19 years. The estimated net book value of the plant would be $10.6 million at that date.

Note 10:  Employee Benefit  Plans

     Pension Plan. Prior to June 30, 1998, the Company had a noncontributory defined benefit pension plan covering union employees. The plan provided benefits based on the participants' years of service.

     During 1998, the Company terminated the plan and transferred the assets into a newly formed 401(k) profit sharing plan. The pension cost for 1998, including the cost of termination, amounted to $694,000.

     Pension cost for 1997 and 1996  included the  following  components:

                                                          Years Ended June 30,
                                                           1997      1996
-------------------------------------------------------------------------------
(in thousands)

Service cost-benefits earned during year                  $  43      $ 54
Interest  cost  on  projected  benefit  obligation          158       150
Actual investment  income earned on plan assets            (358)     (257)
Amortization of transition
   liability and difference  between
   actual and expected  return on plan assets               219       133
-------------------------------------------------------------------------------
Pension cost                                               $ 62      $ 80
===============================================================================

The funded status of the plan was as follows for June 30, 1997:
(in thousands)

Accumulated benefit obligation,including
  vested benefits of $2,141                                $2,151
Plan assets at fair value                                  $2,349
Projected benefit obligation for
  participants'  service  rendered  to date                 2,151
-------------------------------------------------------------------------------
Plan  assets  in  excess  of projected benefit obligation     198
Unrecognized  gains                                          (333)
Unrecognized  prior service cost                               51
Unrecognized net obligation at July 1, 1987 being
  recognized over the participants' average
  remaining service period                                     88
-------------------------------------------------------------------------------
Pension asset                                              $    4
===============================================================================

     Plan assets were invested in cash equivalents, U.S. Government securities, corporate bonds, fixed income funds and common stocks.

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%. The expected long-term rate of return on the plan's assets was 8.0%.

Midwest Grain Products, Inc. 1998 Annual Report pg. 33

Notes to Consolidated Financial Statements

Employee Stock Ownership Plans.

     The  Company and its  subsidiaries  have  employee  stock  ownership  plans covering all employees after certain eligibility requirements are met. Contributions to the plans totaled $785,000, $726,000 and $374,000 for the years ended June 30, 1998, 1997 and 1996, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

     401(k) Profit Sharing Plans. During 1998, the Company and its subsidiaries formed 401(k) profit sharing plans covering all employees after certain eligibility requirements are met. Contributions for 1998 totaled $215,000.

     Post-Retirement  Benefit  Plan.  The Company and its  subsidiaries  provide
certain   post-retirement  health  care  and  life  insurance  benefits  to  all employees. The liability for such benefits is unfunded.

     The status of the Company's plans at June 30, 1998 and 1997 was as follows:

                                                               June 30,
                                                           1998        1997
-------------------------------------------------------------------------------
(in thousands)
Accumulated post-retirement benefit obligation:
  Retirees                                                $3,561      $3,395
  Active plan participants                                 1,891       1,650
-------------------------------------------------------------------------------
Unfunded accumulated obligation                            5,452       5,045
Unrecognized actuarial gain                                1,068       1,200
-------------------------------------------------------------------------------
Accrued post-retirement benefit cost                      $6,520      $6,245
===============================================================================

     Net post-retirement benefit cost included the following components:

                                                                June 30,
                                                            1998        1997
-------------------------------------------------------------------------------
(in thousands)
Service cost                                                $101        $100
Interest cost                                                346         353
(Gain) loss amortization                                     (34)        (23)
-------------------------------------------------------------------------------
                                                            $413        $430
===============================================================================

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 9.5% (compared to 9.75% assumed for 1997) reducing to 8.0% over seven years and 6.0% over 15 years. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $350,000 at June 30, 1998, and the service and interest cost by $42,000 for the year then ended.

     A weighted average discount rate of 7.25% was used in determining the accumulated benefit obligation.

     Stock Options. The Company has three stock option plans, the Stock Incentive Plan of 1996 ("The 1996 Plan"), the Stock Option Plan for Outside Directors ("The Directors Plan"), and the 1998 Stock Incentive Plan for Salaried Employees ("The Salaried Plan"). These Plans permit the issuance of stock awards, stock options and stock appreciation rights to selected employees and outside directors of the Company. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost been determined consistent with FASB Statement No. 123, the Company's 1998 and 1997 net income and earnings per share would have been reduced to the following pro forma amounts:
                                                           1998        1997
-------------------------------------------------------------------------------
Net Income (loss):
  As Reported                                            $(2,236)      $ 131
  Pro Forma                                              $(2,575)      $( 82)
Basis Earnings Per Share:
  As Reported                                            $  (.23)      $ .01
  Pro Forma                                              $  (.26)      $(.01)
Diluted EPS:
  As Reported                                            $  (.23)      $ .01
  Pro Forma                                              $  (.26)      $(.01)

Midwest Grain Products, Inc. 1998 Annual Report pg. 34

Notes to Consolidated Financial Statements

     Under the 1996 Plan, the Company may grant stock incentives for up to 450,000 shares of the Company's common stock to key employees. The term of each award is determined by the committee of the Board of Directors charged with administering the 1996 Plan. Under the terms of the 1996 Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 1998, the Company has granted options to purchase 256,000 shares that become exercisable in yearly increments through January, 2002. Options granted through June 30, 1998 have exercise prices equal to fair market value on the date of grant.

     Under the Directors Plan, each non-employee or "outside" director of the Company receives on the day after each annual meeting of stockholders an option to purchase 1,000 shares of the Company's common stock at a price equal to the fair market value of the Company's common stock on such date. Options become exercisable on the 184th day following the date of grant and expire not later than five years after the date of grant. Subject to certain adjustments, a total of 90,000 shares are reserved for annual grants under the Plan. Through June 30, 1998, the Company had granted options to purchase 14,000 shares, all of which were exercisable as of June 30, 1998.

     Under the Salaried Plan, the Company may grant stock incentives for up to 300,000 shares of the Company's common stock to full-time salaried employees. The Salaried Plan provides that the amounts, recipients, timing and terms of each award be determined by the Committee of the Board of Directors charged with administering the Salaried Plan. Under the terms of the Salaried Plan, stock options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 1998, the Company has granted options to purchase 171,360 shares, which become exercisable in yearly increments through March, 2003. Options granted through June 30, 1998, have exercise prices equal to fair market value on the date of grant.

     A summary of the status of the Company's three stock option plans at June 30, 1998 and 1997 and changes during the years then ended is presented below:


                                   1998                    1997
-------------------------------------------------------------------------------
                                       Weighted               Weighted
                                        Average               Average
                                       Exercise               Exercise
                             Shares     Price       Shares     Price
-------------------------------------------------------------------------------
Outstanding, Beginning
  of Year                   183,500     $14.68      90,000     $14.00
Granted                     257,860      13.60      93,500      15.32
Exercised
-------------------------------------------------------------------------------
Outstanding,End of Year     441,360     $14.04     183,500     $14.68
===============================================================================

These are comprised as follows:
                                                               Shares
                                               Remaining     Exercisable
                                              Contractual        at
                                   Exercise      Life         June 30,
                         Shares      Price      (Years)         1998
-------------------------------------------------------------------------------
1996                     90,000     $14.00        2.5          48,500
Plan                     86,500     $15.25        3.5          24,250
                         79,500     $13.75        4.5
Directors'                7,000     $16.25        3.25          7,000
Plan                      7,000     $14.25        4.25          7,000
Salaried Plan           171,360     $13.50        4.67
-------------------------------------------------------------------------------
                        441,360                                86,750
===============================================================================

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for the year ended June 30, 1998: Risk free interest rate of 5.50%; expected dividend yield of 0%; expected volatility of 33%.

Midwest Grain Products, Inc. 1998 Annual Report pg. 35

Notes to Consolidated Financial Statements

Note 11: Operating Leases

     The Company has several noncancellable operating leases for railcars which expire from July 1998 through November 2001. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage.

     Future minimum lease payments at June 30, 1998 are as follows:

(in thousands)
1999                                        $2,025
2000                                           881
2001                                           398
2002                                           263
2003                                           157
-------------------------------------------------------------------------------
Future minimum lease payments               $3,724
===============================================================================

     Rental expense for all operating leases with terms longer than one month totaled $1,488,554, $1,438,466 and $1,546,000 for the years ended June 30, 1998,
1997 and 1996, respectively.

     Minimum future rentals receivable under noncancellable operating subleases at June 30, 1998, were $187,560.

Note 12:  Significant

Estimates and Concentrations Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain significant concentrations. Those matters include the following:

     * A majority of the Company's labor force is covered by collective bargaining agreements which expire August 31, 1999 at the Atchison plant and on November 1, 2000 at the Pekin plant.

     * Under its self-insurance plan, the Company accrues the estimated expense of health care and workers' compensation claims costs based on claims filed subsequent to year-end and an additional amount for incurred but not yet reported claims based on prior experience. An accrual for such costs of $454,000 is included in the accompanying 1998 financial statements. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

     * During the years ended June 30, 1998, 1997 and 1996, the Company had sales to one customer accounting for approximately 10.5%, 8.2% and 10.7%, respectively of consolidated sales.

Note 13. Additional Cash Flows Information

                                                      Years Ended June 30,
                                                  1998       1997       1996
-------------------------------------------------------------------------------
(in thousands)
Noncash Investing and Financing Activities:
Purchase of property and equipment in
  accounts payable                            $     29   $    211   $    12
Additional Cash Payment Information:
Interest paid (net of amount capitalized)        1,887      1,909     2,585
Income taxes paid (refunded)                      (178)    (2,986)    2,105
===============================================================================

Note 14: Contingencies

     There are various legal proceedings involving the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.

Midwest Grain Products, Inc. 1998 Annual Report pg. 36